MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2022
As used in this management’s discussion and analysis ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "Lightspeed", "we", "us" or "our" refer to Lightspeed Commerce Inc. together with our subsidiaries, on a consolidated basis as constituted on September 30, 2022.
This MD&A dated November 3, 2022, for the three and six months ended September 30, 2022, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes related thereto for the three and six months ended September 30, 2022, as well as with our audited annual consolidated financial statements and the notes related thereto for the year ended March 31, 2022. The financial information presented in this MD&A is derived from the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended September 30, 2022, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB"). All amounts are in U.S. dollars except where otherwise indicated.
We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form and our Annual Report on Form 40-F for the fiscal year ended March 31, 2022, is available on our website at investors.lightspeedhq.com and can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Forward-looking Information
This MD&A contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward-looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, and global economic uncertainty; events such as the ongoing COVID-19 pandemic (the "COVID-19 Pandemic") and the Russian invasion of Ukraine; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our revenue and the revenue generation potential of our payment-related and other solutions, our gross margins and future profitability, acquisition outcomes and synergies, the impact of legal proceedings, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates" or "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
This forward-looking information and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances as at the date of the forward-looking information. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions made in respect of our ability to build our market share and enter new markets and industry verticals; our ability to attract, develop and retain key personnel; our ability to manage hardware component shortages and supply chain risk and the impact of shortages in the supply chain on our customers; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure and implement scalable controls, systems and processes to support our growth; our ability to
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prevent and manage information security breaches or other cyber-security threats; our ability to protect our intellectual property rights and the risk of claims by third parties of intellectual property infringement; the impact of class actions and other litigation claims; the pricing of our offerings; our ability to successfully integrate the companies we have acquired and to derive the benefits we expect from the acquisition thereof; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates, including inflation; seasonality in our business and in the business of our customers; the impact of competition; the changes and trends in our industry or the global economy, including changes in consumer spending; goodwill impairment tests and the possibility of future impairment adjustments; and the changes in laws, rules, regulations, and global standards are material factors in preparing forward-looking information and management’s expectations.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the "Summary of Factors Affecting our Performance" section of this MD&A, in the "Risk Factors" section of our Annual Information Form dated May 19, 2022, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in this MD&A should be considered carefully by prospective investors.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking information is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.
All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.
This MD&A includes certain trademarks, including "Lightspeed", "NuORDER" and other trademarks, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.
Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Overview
Lightspeed offers a cloud-based commerce platform that connects suppliers, merchants and consumers while enabling omni-channel experiences. Our software platform provides our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their businesses. We serve customers globally, empowering single- and multi-location retailers, restaurants, golf course operators and other companies to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We primarily target small and medium-sized businesses ("SMBs") with our easy to use and cost efficient solutions. The majority of our revenue is recurring or reoccurring and we have a strong track-record of growing revenue per customer over time.
Our cloud platform is designed around three interrelated elements: omni-channel consumer experience, a comprehensive back-office operations management suite to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platform include full omni-channel capabilities, point of sale ("POS"), product and menu management,
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employee and inventory management (including ordering), analytics and reporting, multi-location connectivity, order-ahead and curbside pickup functionality, loyalty, customer management and tailored financial solutions such as Lightspeed Payments and Lightspeed Capital. By delivering our solutions through the cloud, we enable merchants to reduce dependency on the brick and mortar channel and interact with customers anywhere (in store, online, mobile and social), gain a deeper understanding of their customers and operations by tracking activity and key metrics across all channels, and update inventory, run analytics, change menus, send promotions and otherwise manage their business operations from any location.
Our position at the point of commerce puts us in a strong and advantaged position for payment processing and allows us to collect transaction-related data insights. After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. Our transaction-based revenue was $101.3 million for the three months ended September 30, 2022, an increase of 56% from the $65.0 million in transaction-based revenue for the three months ended September 30, 2021. This was primarily driven by increased customer adoption of our payments solutions resulting in an increase of 86% in GPV1 compared to the three months ended September 30, 2021.
Our platform is built to scale with our customers, supporting them as they open new locations, and offering increasingly sophisticated solutions as their business requirements become more complex. Our platform helps SMBs avoid having to piece together multiple, and often disjointed, applications from various providers to leverage the technology they need to run and grow their businesses. Our ecosystem of development, channel and installation partners further reinforces the scalability of our solutions, making them customizable and extensible. We work alongside our customers through their business journey by providing industry-leading onboarding and support services, and fundamentally believe that our success is directly connected to their success.
Our flagship solutions include Lightspeed Restaurant, a unified hospitality commerce and point-of-sale platform, and Lightspeed Retail, a groundbreaking retail commerce platform that unites advanced POS, payments, and eCommerce into one cohesive and powerful solution. In addition, Lightspeed eCommerce, which leverages the acquisition of Ecwid, allows merchants to enhance omnichannel reach and increase selling flexibility, including through social media platforms and digital market places. Our new flagship solutions are seeing strong reception from customers globally with approximately 44% of total Customer Locations1 signed in the three months ended September 30, 2022 on our flagship solutions. In June 2022, we announced the initial launch of Lightspeed B2B to three key North American verticals: fashion, outdoor and sporting goods.
To further complement our core cloud solutions, we offer a merchant cash advance program called Lightspeed Capital. This program provides cash advances to eligible merchants and is designed to help them with overall business growth and cash management. Merchants use these cash advances to manage their cash flows, to buy inventory, and to invest in marketing, amongst other things.
We sell our solutions primarily through our direct sales force in North America, Europe, the UK, Australia and New Zealand, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single- and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments.
Excluding the impact of Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU1, the monthly ARPU of our Customer Locations was approximately $337 per Customer Location as at September 30, 2022 as compared to approximately $270 per Customer Location as at September 30, 2021.
As at September 30, 2022, excluding Customer Locations attributable to the Ecwid eCommerce standalone product, we had approximately 167,000 Customer Locations in over 100 countries. We remain focused on attracting the right customer profile, particularly Customer Locations with a higher GTV and more complex needs, which we believe our industry-leading solutions are ideally suited. For the three months ended September 30, 2022, GPV was $3.7 billion compared to $2.0 billion for the three months ended September 30, 2021, representing growth of 86%. For the three months ended September 30, 2022, our cloud-based software-as-a-service platform processed GTV1 of $22.3 billion, which represents growth of 18% relative to $18.8 billion of GTV processed during the three months ended September 30, 2021. Our GTV processed during the three months ended September 30, 2022 includes a $0.6 billion GTV contribution from Customer Locations attributable to the Ecwid eCommerce standalone product. For the three months ended September 30, 2022 compared to three months ended September 30, 2021, our omni-channel retail GTV growth was 21% and our hospitality GTV growth was 16%.
1 Refer to the section entitled "Key Performance Indicators"
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After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic GTV growth for the three months ended September 30, 2022 compared to the three months ended September 30, 2021 was 15%, which growth was driven by a 15% increase in GTV from omni-channel retail customers and an increase in hospitality GTV of 16%. In the three months ended September 30, 2022, we observed many retail verticals exhibiting lower year-over-year GTV, likely owing to challenging economic conditions. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic GTV only to the extent of the same months they were included in the prior comparable period.
Excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our approximately 167,000 Customer Locations as at September 30, 2022 are located 52% in North America and 48% across the rest of the world and the split of these Customer Locations between retail and hospitality represents approximately 62% and 38% of our total Customer Locations, respectively. Despite the Ecwid acquisition adding a significant number of lower ARPU Customer Locations to our overall customer base, our attention continues to be focused on serving the complex SMBs to which our solutions are particularly well-suited and we believe that leveraging Ecwid's platform as our flagship eCommerce offering will enable these businesses to enhance their omnichannel reach and increase their selling flexibility.
We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. We generate revenue primarily from the sale of cloud-based software subscriptions and our payments solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms. We are accommodating of monthly payment plans for our customers aimed in part to encourage adoption of our payments solutions.
Our total revenue has increased to $183.7 million and $357.6 million for the three and six months ended September 30, 2022 from $133.2 million and $249.1 million for the three and six months ended September 30, 2021, representing year-over-year growth of 38% and 44%, respectively, with Ecwid representing $7.5 million and $15.0 million, respectively, of the total revenue for the three and six months ended September 30, 2022. For the three and six months ended September 30, 2022, subscription revenue accounted for 41% of our total revenues (45% and 44%, respectively, for the three and six months ended September 30, 2021), and transaction-based revenue accounted for 55% and 54%, respectively, of our total revenues (49% for the three and six months ended September 30, 2021).
After excluding the impact of any acquisitions that occurred since the end of the prior comparable period so as to provide a consistent basis of comparison, organic subscription and transaction-based revenue growth for the three and six months ended September 30, 2022 compared to the three and six months ended September 30, 2021 was 35% and 37%, respectively. For greater clarity, where an acquisition occurred part way through the prior comparable period, such acquisition's contributions in the current period are included for purposes of calculating organic subscription and transaction-based revenue growth only to the extent of the same months they were included in the prior comparable period.
In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our subscription and transaction-based revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. For the three and six months ended September 30, 2022, this revenue accounted for 4% and 5% of our total revenue, respectively (7% for the three and six months ended September 30, 2021).
We plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our market share, build on successes of our payments and tailored financial solutions, add more solutions to our platform, expand our presence within verticals, and our ability to selectively pursue and to integrate value-enhancing acquisitions. We are pleased with the performance of our acquired businesses and the progress made on their integration.
We believe that we have significant opportunity to continue to expand ARPU given the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers. We have not been profitable to date. If we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. For the three and six months ended September 30, 2022, we incurred an operating loss of $86.8 million and $191.7 million, respectively, compared to an operating loss of $74.8 million and $125.9 million, respectively, for the three and six months ended September 30, 2021. Our cash flows used in operating activities for the six months ended September 30, 2022 were $57.3 million, and our Adjusted Cash Flows Used
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in Operating Activities2 were $49.0 million compared to $27.6 million and $14.0 million, respectively, for the six months ended September 30, 2021.
Sustainability
Sustainability is embedded in our guiding principles, and we are working towards a sustainable future and a greener economy. As part of this commitment, we have taken steps to reduce our carbon footprint and our customers’ carbon footprint. We partner with Sustainably Run on a Carbon Free Dining program in the UK. We give our customers the ability to offset the carbon emissions associated with their diners by planting trees and we provide them sustainable credits. The program has currently resulted in the planting of over 1 million trees. In addition to offsetting carbon emissions, these trees provide food, income and education for the communities sponsored to plant the trees. We also partner with TravelPerk to offset carbon emissions for our business travel by airplane, automobile, and train. We choose to partner with companies that are also environmentally conscientious. Most of our solutions are powered by Amazon Web Services ("AWS") and Google Cloud platforms. Google Cloud is 100% powered by renewable energy and AWS has committed to powering its operations with 100% renewable energy by 2025. Additionally, a small portion of our solutions are hosted in data centers, which primarily run on renewable energy.
Lightspeed is also a place of diversity, equity and inclusion, and it has been since our Executive Chair Dax Dasilva founded the Company in Montreal’s Gay Village in 2005. The first four Lightspeed employees were all from the LGBTQ2S+ community and, based on the 2022 annual DEI engagement survey, 11% of our employees identify as LGBTQ2S+. Our commitment to a diverse and inclusive workplace can be seen at all levels of our Company, including our Employee-led Networks for women, LGBTQ2S+ community members and BIPOC community members. Furthermore, 37.5% of our board of directors are women and 50% of its independent members are women, as of the date hereof. We believe in creating value across our ecosystem, including by ensuring meaningful wealth creation opportunities for all employees. All employees are granted an equity stake in the Company upon hire, ensuring employees’ interests are aligned with those of our shareholders.
COVID-19 and Macro-Economic Conditions
There continues to be uncertainty in the macroeconomic environment, including the duration and magnitude of the COVID-19 Pandemic, the ability to control resurgences and new variants worldwide and other recent macro-economic events and conditions, including increasing inflationary pressures, changes in consumer spending, exchange rate fluctuations and increases of interest rates, making it difficult to assess the future impact on our customer base, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term.
Despite these ongoing risks and uncertainties, we continue to believe the impact of the COVID-19 Pandemic and other recent macro-economic events and conditions on the retail and hospitality industries has accelerated the need for our solutions as SMBs look to augment traditional in-person selling models with online and digital strategies, operate with fewer employees to manage labour shortages by automating time-consuming tasks, and find new efficiencies and insights into their business. A large portion of our market is currently served by legacy on-premise systems that are expensive, complicated and poorly equipped to help SMBs adapt to this immediate need. This represents a significant opportunity for us to grow our customer base. We believe our growth, despite a challenging macro-economic environment, is an ongoing indicator of this accelerated shift to our cloud-based solutions. Lightspeed believes it is well-positioned to capitalize on this opportunity and will continue to leverage its privileged position at the point of sale to also seize our payments opportunity.
Seizing our payments opportunity means monetizing a larger portion of our customers’ GTV, which for the six months ended September 30, 2022 was $44.4 billion up 26% from the $35.2 billion we processed in the six months ended September 30, 2021. We expect any easing or intensification of measures around the world to manage the impact of the COVID-19 Pandemic, as well as changes in consumer spending or other macro-economic conditions in the various geographies in which we operate, to cause variability in our GTV; however, we believe our diversity in customer verticals and geographies we serve will continue to be a strong asset of the business.
Additionally, the Russian invasion of Ukraine has created and is expected to continue to create further global economic uncertainty. We do not have any significant operations, customers or supplier relationships in Russia, Belarus or Ukraine, and have ceased our selling activities to new customers in Russia and Belarus. All of our intellectual property and customer data is located outside of the region. We do have personnel in Russia who were brought on via our acquisition of Ecwid, and as part of our business continuity plans have been relocating some personnel outside of Russia to mitigate any reliance on the region. We have and plan to continue to relocate as many of our personnel as possible and transition business operations in order to ensure the
2Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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safety of our personnel and to continue to conduct business operations uninterrupted. The United States State Department has issued a warning that one of the potential escalations that may result in connection with the war in Ukraine and in response to the increased sanctions announced by many countries against Russia, could be an increased risk of cyber-security attacks to the networks and operations of companies operating from countries that have participated in sanctions against Russia. We take that concern very seriously and have increased our own efforts to monitor our networks and information technology infrastructure for any signs of such attacks. We will continue to monitor the situation closely, but to date we have not experienced any disruptions in our business operations.
We continue to monitor the impact of the COVID-19 Pandemic and other recent macro-economic events and conditions on our business, financial condition and operations, as further discussed below. Refer to the sections of this MD&A entitled "Summary of Factors Affecting Our Performance", to the "Risk Factors" section of our most recent Annual Information Form, and to our other filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion about the risks with which we are faced.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. When excluding Customer Locations attributable to the Ecwid eCommerce standalone product, which Customer Locations carry a lower ARPU, the monthly ARPU of our Customer Locations increased to approximately $337 per Customer Location as at September 30, 2022 compared to approximately $270 per Customer Location as at September 30, 2021. When including Customer Locations attributable to the Ecwid eCommerce standalone product, our customers generated monthly ARPU of approximately $182 per Customer Location as at September 30, 2022. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We believe that our ability to increase the number of Customer Locations served by our platform, particularly those with a high GTV, is an indicator of our success in terms of market penetration and growth of our business. As of September 30, 2022 and September 30, 2021, approximately 320,000 and approximately 156,000 Customer Locations, respectively, were utilizing our platform. Our Customer Locations as of September 30, 2022 include approximately 153,000 Customer Locations attributable to the Ecwid eCommerce standalone product.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, we will generate more GPV and see higher transaction-based revenue. For the three months ended September 30, 2022, GPV was $3.7 billion compared to $2.0 billion for the three months ended September 30, 2021, representing growth of 86%. For the six months ended September 30, 2022, GPV was $7.0 billion compared to $3.7 billion for the six months ended September 30, 2021, representing growth of 91%. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER
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solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. For the three months ended September 30, 2022, GTV was $22.3 billion compared to $18.8 billion for the three months ended September 30, 2021, representing growth of 18%. Our GTV processed during the three months ended September 30, 2022 includes a $0.6 billion GTV contribution from Customer Locations attributable to the Ecwid eCommerce standalone product. For the six months ended September 30, 2022, GTV was $44.4 billion compared to $35.2 billion for the six months ended September 30, 2021, representing growth of 26%. Our GTV processed during the six months ended September 30, 2022 includes a $1.2 billion GTV contribution from Customer Locations attributable to the Ecwid eCommerce standalone product. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios
The information presented within this MD&A includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Loss", and "Adjusted Cash Flows Used in Operating Activities" and the non-IFRS ratio "Adjusted Loss per Share - Basic and Diluted". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.
Adjusted EBITDA
Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring and litigation provisions. The following table reconciles net loss to Adjusted EBITDA for the periods indicated:

	Three months ended September 30,		Six months ended September 30,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Net loss	(79,943)	(59,087)	(180,739)	(108,424)
Share-based compensation and related payroll taxes(1)	34,928	28,798	73,230	45,473
Depreciation and amortization(2)	28,935	25,825	58,079	45,332
Foreign exchange loss(3)	29	6	472	255
Net interest income(2)	(4,851)	(719)	(6,858)	(945)
Acquisition-related compensation(4)	12,653	9,032	29,756	11,046
Transaction-related costs(5)	947	2,468	3,121	7,764
Restructuring(6)	603	—	1,810	197
Litigation provisions(7)	198	—	1,116	1,205
Income tax recovery	(2,022)	(14,977)	(4,111)	(16,571)

Adjusted EBITDA	(8,523)	(8,654)	(24,124)	(14,668)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2022, share-based compensation expense was $35,061 and $73,589, respectively (September 2021 - expense of $24,656 and $37,043), and related payroll taxes was a recovery of $133 and $359, respectively (September 2021 - expense of
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$4,142 and $8,430). These costs are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended September 30, 2022, net loss includes depreciation of $2,063 related to right-of-use assets, interest expense of $251 on lease liabilities, and excludes an amount of $2,101 relating to rent expense ($2,008, $301, and $2,227, respectively, for the three months ended September 30, 2021). For the six months ended September 30, 2022, net loss includes depreciation of $4,110 related to right-of-use assets, interest expense of $522 on lease liabilities, and excludes an amount of $4,193 relating to rent expense ($3,633, $611, and $3,983, respectively, for the six months ended September 30, 2021).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs are included in general and administrative expenses.

Adjusted Loss and Adjusted Loss per Share - Basic and Diluted
Adjusted Loss is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions and deferred income tax recovery. Adjusted Loss per Share - Basic and Diluted is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted). The following table reconciles net loss to Adjusted Loss for the periods indicated:

	Three months ended September 30,		Six months ended September 30,

(In thousands of US dollars, except number of shares and per share amounts)	2022	2021	2022	2021
	$	$	$	$

Net loss	(79,943)	(59,087)	(180,739)	(108,424)
Share-based compensation and related payroll taxes(1)	34,928	28,798	73,230	45,473
Amortization of intangible assets	25,684	22,797	51,560	39,810
Acquisition-related compensation(2)	12,653	9,032	29,756	11,046
Transaction-related costs(3)	947	2,468	3,121	7,764
Restructuring(4)	603	—	1,810	197
Litigation provisions(5)	198	—	1,116	1,205
Deferred income tax recovery	(2,538)	(15,072)	(4,891)	(17,296)

Adjusted Loss	(7,468)	(11,064)	(25,037)	(20,225)

Weighted average number of Common Shares –basic and diluted	149,688,692	138,796,551	149,332,947	134,839,363

Net loss per share – basic and diluted	(0.53)	(0.43)	(1.21)	(0.80)
Adjusted Loss per Share – Basic and Diluted	(0.05)	(0.08)	(0.17)	(0.15)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors as well as related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2022, share-based compensation expense was $35,061 and $73,589, respectively (September 2021 - expense of $24,656 and $37,043), and related payroll taxes was a recovery of $133 and $359, respectively (September 2021 - expense of $4,142 and $8,430). These costs are included in direct cost of revenues, general and administrative expenses, research and
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development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These costs represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These costs do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These costs are included in general and administrative expenses.
Adjusted Cash Flows Used in Operating Activities
Adjusted Cash Flows Used in Operating Activities is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. An explanation of the Adjusted Cash Flows Used in Operating Activities can be found in the Liquidity and Capital Resources section of this MD&A. The following table reconciles cash flows used in operating activities to Adjusted Cash Flows Used in Operating Activities for the periods indicated:

	Three months ended September 30,		Six months ended September 30,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Cash flows used in operating activities	(23,859)	(13,030)	(57,273)	(27,640)
Payroll taxes related to share-based compensation(1)	194	412	267	3,046
Acquisition-related compensation(2)	—	2,899	—	3,420
Transaction-related costs(3)	(220)	3,945	4,824	7,867
Restructuring(4)	1,230	279	1,813	1,089
Litigation provisions(5)	710	(1,775)	2,869	(1,775)
Capitalized internal development costs(6)	(895)	—	(1,498)	—

Adjusted Cash Flows Used in Operating Activities	(22,840)	(7,270)	(48,998)	(13,993)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These amounts also include adjustments related to the settlement of transaction-related costs of the targets that were outside the regular course of business for our acquisitions and which were assumed as liabilities on the relevant acquisition dates.
(4)Certain functions and the associated management structure were reorganized and will continue to be reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(6)These amounts represent the cash outflows associated with capitalized internal development costs related to the Lightspeed B2B network. These amounts are included within the cash flows used in investing activities section of the unaudited condensed interim
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consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities. There were no capitalized internal development costs in the fiscal year ended March 31, 2022.
Outlook
A discussion of management's expectations as to the Company's outlook for the three months ending December 31, 2022 and the fiscal year ending March 31, 2023 is contained in the Company's press release dated November 3, 2022 under the heading "Financial Outlook". The press release is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Information contained in, or otherwise accessed through, such press release is not deemed part of this MD&A and such press release and information is not incorporated by reference herein.
Summary of Factors Affecting our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below, in the "Risk Factors" section of our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Market Adoption of our Platform
We intend to continue to drive adoption of our advanced commerce platform by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers and that this potential has become even greater due to the COVID-19 Pandemic accelerating the need for SMBs to move away from legacy on-premise systems towards cloud-based omni-channel solutions. We plan to do this by further developing our products and services, embedding ourselves up and down the supply chain within the ecosystem of verticals as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platform to expand our Customer Location footprint and drive market adoption, particularly of our payments solutions, and our operating cash flows may fluctuate and our profitability may be impacted as we make these investments. Our market is large, evolving, highly-fragmented, competitive and has low barriers to entry. Our competitors range from large, well-established vendors to smaller, earlier-stage ones. We expect competition to intensify in the future, particularly as industry consolidation occurs and as large, well-established vendors increasingly service more complex customers or shift their focus to in-person shopping and services.
Customer Adoption of our Payments Solutions
After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. We believe that our payments solutions will continue to be an increasingly important part of our business as we make them available throughout our customer base and across our core geographies. Our payments solutions are designed to be transparent and easy to understand, and we have priced our solutions at market competitive rates based on a percentage of GTV electronically processed through our platform. We continue to see increased adoption of our payment processing solutions, which are the largest driver of revenue growth for the Company. As an increasing proportion of our revenue is generated from our payments solutions, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our transaction-based revenue stream relative to the higher gross margin profile of our subscription revenue stream.
Cross-selling and Up-selling with Existing Customers
Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a "land and expand" approach, with many of our customers initially deploying our platform for a specific use case. Once they realize the benefits and wide functionality of our platform, they can expand the number of use cases including services such as Lightspeed Advanced Insights, Lightspeed Payments and Lightspeed Capital. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platform and to increase the usage and awareness of our solutions. Such investments include integrating Lightspeed B2B to enable inventory ordering straight from our merchants’ POS, and to provide brands with data insights on consumers and trends to optimize manufacturing and
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distribution. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Economic Conditions and Resulting Consumer Spending Trends
Our performance is subject to worldwide economic conditions and global events, including political, economic, social and environmental risks that may impact our operations or our customers’ operations. Such conditions and events may adversely affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. The deterioration in general economic conditions, including the rise in unemployment rates, inflation and increases in interest rates, are adversely affecting and may continue to adversely affect consumer spending, consumer debt levels and credit and debit card usage, and as a result, adversely affect our financial performance by reducing the number or average purchase amount of transactions processed using our payments solutions. Many of the customers that use our platform are SMBs and many are also in the entrepreneurial stage of their development. SMBs may be disproportionately affected by the aforementioned economic conditions or economic downturns, especially if they sell discretionary goods. SMBs frequently have limited budgets and may choose to allocate their spending to items other than our platform, especially in times of economic uncertainty or recessions. Economic and geopolitical uncertainties, including those related to the COVID-19 Pandemic, variants of the COVID-19 virus, and Russia's invasion of Ukraine may further amplify such risks.
Economic downturns have and may continue to adversely impact retail and hospitality sales, which could result in us processing lower payments volumes and customers who use our platform going out of business or deciding to stop using our services in order to conserve cash. Moreover, our customers that run restaurants operate in an industry which is intensely competitive and subject to heightened exposure to economic conditions affecting consumer discretionary spending, resulting in overall risk and a rate of failure that are typically greater than for businesses generally.
Weakening economic conditions may also adversely affect third parties, including suppliers and partners, with whom we have entered into relationships and upon whom we depend in order to operate and grow our business. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses to our merchant cash advance program, any of which could adversely affect our business.
COVID-19 Pandemic
The future impact of the COVID-19 Pandemic on our business, financial condition and results of operations remains uncertain. Measures attempting to contain and mitigate the effects of the virus such as travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by merchants, brands and consumers including supply chain issues have disrupted and may in the future disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. The degree to which COVID-19 will continue to affect our business, operating results and financial condition will depend on highly uncertain and unpredictable future developments.
The current global crisis has impacted and may in the future impact our customers, including their GTV, overall demand for our services, and anticipated subscription pauses and churn rates due to business closures and temporary business shutdowns. It has also limited, and may in the future limit, their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. COVID-19 has also caused heightened uncertainty in the global economy. Slowdowns in economic growth, particularly where they reduce consumer spending, are negatively impacting and may continue to negatively impact our customers and our results of operations. Uncertain and adverse economic conditions may also lead to increased write-offs of our trade receivables, and refunds and chargebacks or potential losses for our merchant cash advance program and may require us to recognize an impairment related to our non-financial assets in our financial statements. No such impairment has been recognized as at September 30, 2022.
Uncertainty in the global economy and market volatility has been and may in the future be exacerbated by new variants and mutations of the COVID-19 virus. Continued capital markets volatility may cause further declines in the price of our subordinate voting shares, increasing the risk that further securities class action lawsuits may be instituted against us.
The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. The duration, severity and ongoing impacts of the COVID-19 Pandemic may also have the effect of heightening many of the other risks described herein, in our most recent Annual Information Form and in our filings with Canadian securities regulatory authorities
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and the U.S. Securities and Exchange Commission. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations. While it remains difficult to estimate the overall severity, extent or duration of the COVID-19 Pandemic, to the extent it materially adversely affects our employees, customers, vendors, partners and/or other stakeholders, it may also have a material adverse effect on our business, financial condition or results of operations.
Scaling our Sales and Marketing Team
Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments. To complement this strategy, we have begun to invest in outbound-led lead generation, particularly in our U.S. markets. In certain instances, we have supplemented this approach with field sales teams.
International Sales
We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions to support our international growth. For each new geography where we expand or seek to expand, we focus on understanding the needs of the local market and invest to develop relationships and our products, as well as understanding and complying with applicable local regulatory and compliance frameworks.
Seasonality
We believe our transaction-based revenues will continue to represent an increasing proportion of our overall revenue mix over time as a result of the continued global rollout and customer adoption of our payments solutions, and we expect seasonality of our quarterly results to continue to increase. We expect our overall revenues will continue to become increasingly correlated with respect to the GTV processed by our customers through our platform.
Foreign Currency
Exchange rate fluctuations may negatively affect our results of operations. Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and the largest proportion of our expenses in U.S. dollars. Exchange rate fluctuations have and may continue to negatively affect our revenue as our software subscriptions are billed in the local currency of the country in which the customer is located, and the underlying GTV (from which we earn transaction-based revenue) is also expected to be denominated in local currency. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the U.S. dollar would reduce our revenues as measured in U.S. dollars. Our head office and a significant portion of our employees are located in Canada, along with additional presence in Europe, Australia and New Zealand, and as such, a large amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in other foreign currencies. As a result, our expenses may be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar and the Euro.

During the fiscal year ended March 31, 2022, we adopted a hedging program to mitigate the impact of foreign currency fluctuations on future cash flows and expenses by entering into foreign exchange forward contracts which we have designated as cash flow hedges. Our hedging program does not mitigate the impact of foreign currency fluctuations on our revenue. We do not have foreign exchange forward contracts in place with respect to all currencies in which we currently do business but may, from time to time, enter into additional foreign exchange forward contracts in respect of other foreign currencies. Currency hedging entails a risk of illiquidity and, to the extent the applicable foreign currency fluctuates in value against the U.S. dollar, the use of hedges could result in losses greater than if the hedging had not been used. There can be no assurance that our hedging strategies, if any, will be effective in the future or that we will be able to enter into foreign exchange forward contracts on satisfactory terms. See the "Risk Factors" section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a discussion on exchange rate fluctuations.
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Selective Pursuit of Acquisitions
We have complemented our organic growth strategies by taking a targeted and opportunistic approach to acquisitions, identifying acquisition targets with a view to accelerating our product roadmap, increasing our market penetration, going deep into verticals and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.
We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper completion or integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position, regardless of whether such acquisitions and investments are ultimately completed.
Goodwill
We account for goodwill impairment in accordance with International Accounting Standard (IAS) 36, Impairment of Assets, which among other things, requires that goodwill be tested for impairment at least annually. We have designated December 31st for our annual impairment test. In addition, we completed an impairment test of goodwill as at September 30, 2022, which demonstrated no impairment of goodwill as at September 30, 2022. Should the carrying value of the the Company's operating segment (the "Segment") be below the Segment's recoverable amount at future annual impairment test dates, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve profitability in the future.
Key Components of Results of Operations
Revenues
Subscription Revenue
We principally generate subscription-based revenue through the sale of subscriptions to our software solutions. We offer pricing plans designed to meet the needs of our current and prospective customers that enable our solutions to scale with customers as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners. In addition to the core subscriptions outlined above, customers can purchase add-on services such as delivery, order anywhere, advanced reporting, accounting and analytics, amongst others. In addition, we generate revenues through revenue sharing agreements from our partners.
Transaction-based Revenue
We generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We generate transaction-based revenues from our payments solutions as well as our revenue sharing agreements with our integrated payment partners. The revenue sharing arrangements mainly predate the availability of Lightspeed Payments and are also the result of inherited revenue streams from some of our recent acquisitions. Since we do not act as the principal in these arrangements, we recognize revenue from these streams at the net amount retained by us in accordance with IFRS. It also means we generally earn inferior economics as a result when compared to payments solutions in respect of which we act as principal given that we have less control of the underlying customer relationship. During the fiscal year ended March 31, 2022, we began to offer payments solutions in respect of which we act as principal to customers acquired through the acquisition of ShopKeep. This provides us more control over the customer relationship, and increases transaction volumes with our payment processing partners, which in turn provides us better payment economics overall. As a consequence of acting as the principal in the relationship, we also recognize the payment processing fees at the gross amount of consideration paid by the customer, instead of the net amount of consideration we retain. In addition, we have contracted with a number of third-party vendors that sell products to the same customers as the Company. We refer customers to these vendors and earn a referral fee. We also earn revenues from Lightspeed Capital, a merchant cash advance ("MCA") program pursuant to which we purchase a designated amount of future receivables at a discount, and the customer remits a fixed percentage of their daily sales to us, until the outstanding balance has been fully remitted.
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Our payments solutions allow our customers to accept electronic payments in-store, through connected terminals and online. After excluding Customer Locations attributable to the Ecwid eCommerce standalone product, our payments solutions are now available to the majority of our Customer Locations. Offering a fully integrated payment functionality is highly complementary to the platform we offer our customers today and will allow us to monetize a greater portion of the $83.2 billion in GTV processed over the 12 months preceding September 30, 2022.
Hardware and Other Revenue
These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our tablets, customer facing display, receipt printers, networking hardware, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.
Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.
Direct Cost of Revenues
Subscription Cost of Revenue
Cost of subscription revenue primarily includes salaries and other employee related costs for a subset of the support team, costs associated with hosting infrastructure for our services and other corporate overhead allocations. Significant expenses include costs of our support including total salaries and benefits, share-based compensation and related payroll taxes, data center capacity costs, and other third-party direct costs such as customer support and royalties and amounts paid to third-party cloud service providers.
Transaction-based Cost of Revenue
Transaction-based cost of revenue primarily includes direct costs when transactions are processed using our payments solutions, salaries and other employee related costs, including share-based compensation and related payroll taxes, for a subset of the support team, and other corporate overhead allocations. The direct costs include costs of interchange and network assessment fees, processing fees, and bank settlement fees to third-party payment processors and financial institutions involved in settlement.
Hardware and Other Cost of Revenue
Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with third-party fulfillment companies, shipping and handling and inventory adjustments, expenses related to costs of professional services provided to customers, salaries and other employee related costs, including share-based compensation and related payroll taxes, and other corporate overhead allocations.
Operating Expenses
General and Administrative
General and administrative expenses consist of salaries and other employee related costs, including share-based compensation and related payroll taxes, for finance, accounting, legal, administrative, human resources, as well as financial services. These expenses also consist of expenses related to information technology, information systems, security, and corporate data employees which expenses are partially allocated to research and development, sales and marketing, and direct cost of revenues. General and administrative expenses also include other professional fees, transaction-related fees related to our acquisitions, costs associated with internal systems and general corporate expenses. As a public company in the United States, it is expensive for us to obtain director and officer liability insurance, and we continue to have to manage trade-offs between accepting reduced coverage or incurring higher costs to continue or expand our coverage, although recent changes to the laws and regulations governing insurance coverage for companies domiciled in Quebec have had a favorable impact on certain of our premiums. In the longer term, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.
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Research and Development
Research and development expenses consist primarily of salaries and other employee related costs, including share-based compensation and related taxes, for product-related functions including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platform. These expenses give rise to tax credits primarily from the Canadian Federal Scientific Research and Experimental Development Program and the Tax Credit for the Development of e-business, or "SR&ED" and "e-business" tax credits, respectively. Although the Company's e-business tax credits are mostly refundable, a portion of e-business tax credits is non-refundable and is carried forward to reduce future Quebec income taxes payable and SR&ED tax credits are non-refundable and are carried forward to reduce future federal income taxes payable. Given the Company’s recent losses in Canada, these SR&ED credits and e-business credits have not been recognized in the financial statements. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.
Sales and Marketing
Sales and marketing expenses consist primarily of selling and marketing costs and salaries and other employee related costs, including share-based compensation and related payroll taxes, for sales and business development and marketing. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.
Acquisition-related Compensation
Acquisition-related compensation expenses represent the portion of the consideration paid to acquired businesses which is contingent upon the ongoing employment or service obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved. This portion of the purchase price is amortized over the related service period for those key personnel.
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Results of Operations
The following table outlines our unaudited condensed interim consolidated statements of loss for the three and six months ended September 30, 2022 and 2021:

	Three months ended September 30,		Six months ended September 30,

(In thousands of US dollars, except per share amounts)	2022	2021	2022	2021
	$	$	$	$
Revenues
Subscription	74,494	59,374	148,054	109,299
Transaction-based	101,304	65,023	192,828	121,476
Hardware and other	7,901	8,821	16,699	18,363

Total revenues	183,699	133,218	357,581	249,138

Direct cost of revenues
Subscription	20,657	17,754	41,080	32,371
Transaction-based	70,011	39,472	132,912	71,661
Hardware and other	11,562	11,046	24,595	22,587

Total cost of revenues	102,230	68,272	198,587	126,619

Gross profit	81,469	64,946	158,994	122,519

Operating expenses
General and administrative	25,132	23,081	55,371	45,358
Research and development	36,596	30,092	72,232	52,308
Sales and marketing	64,337	51,693	132,982	93,963
Depreciation of property and equipment	1,188	1,020	2,409	1,889
Depreciation of right-of-use assets	2,063	2,008	4,110	3,633
Foreign exchange loss	29	6	472	255
Acquisition-related compensation	12,653	9,032	29,756	11,046
Amortization of intangible assets	25,684	22,797	51,560	39,810
Restructuring	603	—	1,810	197

Total operating expenses	168,285	139,729	350,702	248,459

Operating loss	(86,816)	(74,783)	(191,708)	(125,940)

Net interest income	4,851	719	6,858	945

Loss before income taxes	(81,965)	(74,064)	(184,850)	(124,995)

Income tax expense (recovery)
Current	516	95	780	725
Deferred	(2,538)	(15,072)	(4,891)	(17,296)

Total income tax recovery	(2,022)	(14,977)	(4,111)	(16,571)

Net loss	(79,943)	(59,087)	(180,739)	(108,424)

Net loss per share – basic and diluted	(0.53)	(0.43)	(1.21)	(0.80)
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The following table outlines share-based compensation and the related payroll taxes associated with these expenses included in the results of operations for the three and six months ended September 30, 2022 and 2021:

	Three months ended September 30,		Six months ended September 30,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Direct cost of revenues	2,212	1,799	4,458	2,994
General and administrative	8,626	6,805	18,711	10,174
Research and development	9,984	7,956	20,869	12,160
Sales and marketing	14,106	12,238	29,192	20,145

Total share-based compensation and related costs	34,928	28,798	73,230	45,473
For the three and six months ended September 30, 2022, the share-based compensation expense was $35,061 and $73,589, respectively (September 2021 - $24,656 and $37,043), and the related payroll taxes were a recovery of $133 and $359, respectively (September 2021 - expense of $4,142 and $8,430).
The increase in share-based compensation and related payroll taxes in the three and six months ended September 30, 2022 was primarily driven by the issuance of stock options and awards to new and existing employees, including those from our recent acquisitions, to our Chief Executive Officer ("CEO"), Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") in connection with their respective promotions to these positions, and to key personnel and executives as retention incentives in a competitive job market. The share-based compensation and related costs in the sales and marketing expense for the three and six months ended September 30, 2022 also includes PSUs issued to the founders of NuORDER in the three months ended March 31, 2022, with each tranche being tied to the continuing employment of the founders and, for applicable tranches, certain performance criteria being achieved.
Results of Operations for the Three and Six Months Ended September 30, 2022 and 2021
Revenues

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Revenues
Subscription	74,494	59,374	15,120	25.5	148,054	109,299	38,755	35.5
Transaction-based	101,304	65,023	36,281	55.8	192,828	121,476	71,352	58.7
Hardware and other	7,901	8,821	(920)	(10.4)	16,699	18,363	(1,664)	(9.1)

Total revenues	183,699	133,218	50,481	37.9	357,581	249,138	108,443	43.5

Percentage of total revenues
Subscription	40.6%	44.6%			41.4%	43.9%
Transaction-based	55.1%	48.8%			53.9%	48.8%
Hardware and other	4.3%	6.6%			4.7%	7.3%

Total	100%	100%			100%	100%
Subscription Revenue
Subscription revenue for the three months ended September 30, 2022 increased by $15.1 million or 25% as compared to the three months ended September 30, 2021. The increase was primarily due to growth in our subscription customer base, including customers from the acquisition of Ecwid, adoption of our new flagship solutions, and customers adopting additional modules of our platform. The increase in revenue was offset by lower exchange rates on currencies other than U.S. dollars in the quarter.
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Subscription revenue for the six months ended September 30, 2022 increased by $38.8 million or 35% as compared to the six months ended September 30, 2021. The increase was primarily due to growth in our subscription customer base, including customers from the acquisitions of NuORDER and Ecwid, adoption of our new flagship solutions, and customers adopting additional modules of our platform. The increase in revenue was offset by lower exchange rates on currencies other than U.S. dollars in the period.
Transaction-based Revenue
Transaction-based revenue for the three months ended September 30, 2022 increased by $36.3 million or 56% as compared to the three months ended September 30, 2021. The increase was primarily due to continued adoption of our payments solutions which led to an increase in GPV of 86% from $2.0 billion to $3.7 billion.
Transaction-based revenue for the six months ended September 30, 2022 increased by $71.4 million or 59% as compared to the six months ended September 30, 2021. The increase was primarily due to continued adoption of our payments solutions which led to an increase in GPV of 91% from $3.7 billion to $7.0 billion.
Hardware & Other Revenue
Hardware and other revenue for the three months ended September 30, 2022 decreased by $0.9 million or 10% as compared to the three months ended September 30, 2021 due to additional discounts and incentives provided during the three months ended September 30, 2022 in order to encourage new business given the competitive nature of our industry. Lower exchange rates on currencies other than U.S. dollars in the quarter also contributed to the decrease in revenue.
Hardware and other revenue for the six months ended September 30, 2022 decreased by $1.7 million or 9% as compared to the six months ended September 30, 2021 due to additional discounts and incentives provided during the six months ended September 30, 2022 in order to encourage new business given the competitive nature of our industry. Lower exchange rates on currencies other than U.S. dollars in the period also contributed to the decrease in revenue.
Direct Cost of Revenues

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Direct cost of revenues
Subscription	20,657	17,754	2,903	16.4	41,080	32,371	8,709	26.9
Transaction-based	70,011	39,472	30,539	77.4	132,912	71,661	61,251	85.5
Hardware and other	11,562	11,046	516	4.7	24,595	22,587	2,008	8.9

Total costs of revenues	102,230	68,272	33,958	49.7	198,587	126,619	71,968	56.8

Percentage of revenue
Subscription	27.7%	29.9%			27.7%	29.6%
Transaction-based	69.1%	60.7%			68.9%	59.0%
Hardware and other	146.3%	125.2%			147.3%	123.0%

Total	55.7%	51.2%			55.5%	50.8%
Subscription Cost of Revenue
Subscription cost of revenue for the three months ended September 30, 2022 increased by $2.9 million or 16% as compared to the three months ended September 30, 2021. Included in subscription cost of revenue for the three months ended September 30, 2022 was $1.8 million in share-based compensation and related payroll taxes, compared to $1.4 million in the three months ended September 30, 2021. The remainder of the increase of $2.5 million was primarily due to higher employee-related costs of $0.8 million, higher hosting costs of $1.0 million associated with supporting a greater number of Customer Locations utilizing our
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platform, including from the acquisitions of Ecwid, higher royalties of $0.4 million and higher professional fees and other costs of $0.3 million.
Subscription cost of revenue for the six months ended September 30, 2022 increased by $8.7 million or 27% as compared to the six months ended September 30, 2021. Included in subscription cost of revenue for the six months ended September 30, 2022 was $3.6 million in share-based compensation and related payroll taxes, compared to $2.6 million in the six months ended September 30, 2021. The remainder of the increase of $7.6 million was primarily due to higher employee-related costs of $3.7 million, higher hosting costs of $2.5 million associated with supporting a greater number of Customer Locations utilizing our platform, including from the acquisitions of NuORDER and Ecwid, higher royalties of $0.8 million and higher professional fees and other costs of $0.6 million.
Transaction-based Cost of Revenue
Transaction-based cost of revenue for the three months ended September 30, 2022 increased by $30.5 million or 77% as compared to the three months ended September 30, 2021. The increase was due to direct costs related to higher revenue from our payments solutions compared to the three months ended September 30, 2021, as well as an increase in interchange fees.
Transaction-based cost of revenue for the six months ended September 30, 2022 increased by $61.3 million or 85% as compared to the six months ended September 30, 2021. The increase was due to direct costs related to higher revenue from our payments solutions compared to the six months ended September 30, 2021, as well as an increase in interchange fees.
Hardware and Other Cost of Revenue
Direct cost of hardware and other revenue for the three months ended September 30, 2022 increased by $0.5 million or 5% as compared to the three months ended September 30, 2021 due to higher salary costs and increased hardware costs for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.
Direct cost of hardware and other revenue for the six months ended September 30, 2022 increased by $2.0 million or 9% as compared to the six months ended September 30, 2021 due to higher salary costs and increased hardware costs for the period. The negative margins were due to discounts and incentives provided in order to encourage new business given the competitive nature of our industry.
Gross Profit

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Gross profit	81,469	64,946	16,523	25.4	158,994	122,519	36,475	29.8

Percentage of total revenues	44.3%	48.8%			44.5%	49.2%
Gross profit for the three months ended September 30, 2022 increased by $16.5 million or 25% compared to the three months ended September 30, 2021. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, the adoption of our new flagship solutions, an increase in the GTV processed by our customers through our platform, and the impact of our acquisition of Ecwid, partially offset by lower margins in hardware and other revenue. A higher proportion of transaction-based revenue in the three months ended September 30, 2022 as compared to the three months ended September 30, 2021 reduced gross profit as a percentage of revenue.
Gross profit for the six months ended September 30, 2022 increased by $36.5 million or 30% compared to the six months ended September 30, 2021. The increase was primarily due to growth in our subscription and transaction-based revenue as a result of more Customer Locations using our platform, the adoption of our new flagship solutions, an increase in the GTV processed by our customers through our platform, and the impact of our acquisitions of NuORDER and Ecwid, partially offset by lower margins in hardware and other revenue. A higher proportion of transaction-based revenue in the six months ended September 30, 2022 as compared to the six months ended September 30, 2021 reduced gross profit as a percentage of revenue.
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Operating Expenses
General and Administrative

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

General and administrative	25,132	23,081	2,051	8.9	55,371	45,358	10,013	22.1

Percentage of total revenues	13.7%	17.3%			15.5%	18.2%
General and administrative expenses for the three months ended September 30, 2022 increased by $2.1 million or 9% compared to the three months ended September 30, 2021. Included in general and administrative expenses for the three months ended September 30, 2022 is $8.6 million of share-based compensation expense and related payroll taxes, $0.6 million in transaction-related costs and $0.2 million in respect of provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $6.8 million, $2.2 million and nil, respectively, in the three months ended September 30, 2021. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $1.6 million driven by growth in our headcount and higher salary costs of $2.6 million, which includes $0.3 million from the acquisition of Ecwid, offset by $0.1 million related to a decrease in professional fees and other expenses, a $0.3 million decrease in bad debt expense and a $0.6 million decrease in D&O insurance. Our general and administrative expenses as a percentage of revenue decreased from 17% to 14% from the three months ended September 30, 2021 to the three months ended September 30, 2022.
General and administrative expenses for the six months ended September 30, 2022 increased by $10.0 million or 22% compared to the six months ended September 30, 2021. Included in general and administrative expenses for the six months ended September 30, 2022 is $18.7 million of share-based compensation expense and related payroll taxes, $2.5 million in transaction-related costs and $1.1 million in respect of provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, compared to $10.2 million, $7.2 million and $1.2 million, respectively, in the six months ended September 30, 2021. When excluding share-based compensation and related payroll taxes, transaction-related costs and provisions and other costs incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnification proceeds, general and administrative expenses increased by $6.2 million driven by growth in our headcount and higher salary costs of $6.1 million, which includes $1.1 million from the acquisitions of NuORDER and Ecwid, $0.6 million related to an increase in professional fees and other expenses and a $0.3 million increase in bad debt expense, offset by a $0.8 million decrease in D&O insurance. Our general and administrative expenses as a percentage of revenue decreased from 18% to 15% from the six months ended September 30, 2021 to the six months ended September 30, 2022.
Research and Development

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Research and development	36,596	30,092	6,504	21.6	72,232	52,308	19,924	38.1

Percentage of total revenues	19.9%	22.6%			20.2%	21.0%
Research and development expenses for the three months ended September 30, 2022 increased by $6.5 million or 22% compared to the three months ended September 30, 2021. Included in research and development expenses for the three months ended September 30, 2022 is $10.0 million of share-based compensation expense and related payroll taxes compared to $8.0 million in the three months ended September 30, 2021. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $4.5 million driven by growth in our headcount and higher salary costs of $2.4 million, which includes $1.3 million from the acquisition of Ecwid, $0.3 million related to an increase in hosting costs and $1.8 million related to
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an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 23% to 20% from the three months ended September 30, 2021 to the three months ended September 30, 2022.
Research and development expenses for the six months ended September 30, 2022 increased by $19.9 million or 38% compared to the six months ended September 30, 2021. Included in research and development expenses for the six months ended September 30, 2022 is $20.9 million of share-based compensation expense and related payroll taxes compared to $12.2 million in the six months ended September 30, 2021. When excluding share-based compensation and related payroll taxes, research and development expenses increased by $11.2 million driven by growth in our headcount and higher salary costs of $7.3 million, which includes $5.9 million from the acquisitions of NuORDER and Ecwid, $0.7 million related to an increase in hosting costs and $3.2 million related to an increase in professional fees and other expenses. Our research and development costs as a percentage of revenue decreased from 21% to 20% from the six months ended September 30, 2021 to the six months ended September 30, 2022.
Sales and Marketing

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Sales and marketing	64,337	51,693	12,644	24.5	132,982	93,963	39,019	41.5

Percentage of total revenues	35.0%	38.8%			37.2%	37.7%
Sales and marketing expenses for the three months ended September 30, 2022 increased by $12.6 million or 24% as compared to the three months ended September 30, 2021. Included in sales and marketing expenses for the three months ended September 30, 2022 is $14.1 million of share-based compensation expense and related payroll taxes and $0.3 million in transaction-related costs compared to $12.2 million and $0.3 million, respectively, in the three months ended September 30, 2021. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $10.8 million driven by growth in our headcount and higher salary costs of $5.3 million, which includes $0.9 million from the acquisition of Ecwid, $5.3 million incurred for other growth-focused investments in sales and marketing and $0.2 million related to an increase in professional fees and other expenses. Our sales and marketing costs as a percentage of revenue decreased from 39% to 35% from the three months ended September 30, 2021 to the three months ended September 30, 2022.
Sales and marketing expenses for the six months ended September 30, 2022 increased by $39.0 million or 42% as compared to the six months ended September 30, 2021. Included in sales and marketing expenses for the six months ended September 30, 2022 is $29.2 million of share-based compensation expense and related payroll taxes and $0.6 million in transaction-related costs compared to $20.1 million and $0.6 million, respectively, in the six months ended September 30, 2021. When excluding share-based compensation and related payroll taxes and transaction-related costs, sales and marketing expenses increased by $29.9 million driven by growth in our headcount and higher salary costs of $13.5 million which includes $6.1 million from the acquisitions of NuORDER and Ecwid, $12.6 million incurred for other growth-focused investments in sales and marketing, $3.3 million related to our annual sales, customer and partner summit which we provided in a virtual format during the three months ended June 30, 2021 and brought back to in person during the three months ended June 30, 2022, and $0.5 million related to an increase in professional fees and other expenses. Our sales and marketing costs as a percentage of revenue decreased from 38% to 37% from the six months ended September 30, 2021 to the six months ended September 30, 2022.
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Depreciation

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Depreciation of property and equipment	1,188	1,020	168	16.5	2,409	1,889	520	27.5
Depreciation of right-of-use assets	2,063	2,008	55	2.7	4,110	3,633	477	13.1

	3,251	3,028	223	7.4	6,519	5,522	997	18.1

Percentage of total revenues	1.8%	2.3%			1.8%	2.2%
Depreciation of property and equipment expenses for the three months ended September 30, 2022 increased by $0.2 million or 16% as compared to the three months ended September 30, 2021. The increase in the depreciation of property and equipment results mainly from additions to property and equipment made throughout the last 12 months. The increase in the depreciation of right-of-use assets of $0.1 million or 3% is mainly the result of signing new lease commitments.
Depreciation of property and equipment expenses for the six months ended September 30, 2022 increased by $0.5 million or 28% as compared to the six months ended September 30, 2021. The increase in the depreciation of property and equipment results from additions to property and equipment made throughout the last 12 months and the property and equipment obtained through our recent acquisitions. The increase in the depreciation of right-of-use assets of $0.5 million or 13% is mainly the result of leases obtained through the acquisition of NuORDER.
Foreign Exchange Loss

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Foreign exchange loss	29	6	23	383.3	472	255	217	85.1

Percentage of total revenues	0.0%	0.0%			0.1%	0.1%
Foreign exchange loss for the three and six months ended September 30, 2022 increased as compared to the three and six months ended September 30, 2021. Foreign exchange loss arises as we have financial assets and liabilities outstanding in currencies other than the U.S. dollar, our functional currency. Items included in our results are measured in U.S. dollars and foreign currency transactions are translated into U.S. dollars using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.
Acquisition-related Compensation

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Acquisition-related compensation	12,653	9,032	3,621	40.1	29,756	11,046	18,710	169.4

Percentage of total revenues	6.9%	6.8%			8.3%	4.4%
Acquisition-related compensation expense for the three months ended September 30, 2022 increased by $3.6 million or 40% compared to the three months ended September 30, 2021. The increase is due to the addition of deferred compensation from the
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acquisition of Ecwid offset by a decrease in deferred compensation from our acquisition of NuORDER, Kounta and Gastrofix, which have all been either partially or fully settled. The majority of this contingent consideration is tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Acquisition-related compensation expense for the six months ended September 30, 2022 increased by $18.7 million or 169% compared to the six months ended September 30, 2021. The increase is due to the addition of deferred compensation from the acquisitions of NuORDER and Ecwid offset by a decrease in deferred compensation from our acquisitions of iKentoo, Kounta and Gastrofix, all of which have been settled during the fiscal year ended March 31, 2022. The majority of this contingent consideration is tied to ongoing employment obligations in connection with certain of our acquisitions. This contingent consideration was not included in the total purchase consideration, but rather was treated as an acquisition-related compensation expense for post-combination services.
Amortization of Intangible Assets

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Amortization of intangible assets	25,684	22,797	2,887	12.7	51,560	39,810	11,750	29.5

Percentage of total revenues	14.0%	17.1%			14.4%	16.0%
Amortization of intangible assets for the three months ended September 30, 2022 increased by $2.9 million or 13% as compared to the three months ended September 30, 2021. The increase in amortization relates primarily to intangibles acquired through the Ecwid acquisition.
Amortization of intangible assets for the six months ended September 30, 2022 increased by $11.8 million or 30% as compared to the six months ended September 30, 2021. The increase in amortization relates primarily to intangibles acquired through the NuORDER and Ecwid acquisitions.
Restructuring

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Restructuring	603	—	603	100.0	1,810	197	1,613	818.8

Percentage of total revenues	0.3%	0.0%			0.5%	0.1%
During the six months ended September 30, 2022, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this plan were recorded as a restructuring charge. The restructuring expense consists entirely of severance costs. We expect additional restructuring charges throughout the fiscal year ended March 31, 2023 as we continue to integrate and realize synergies from our recent acquisitions.
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Other
Other Income

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Net interest income	4,851	719	4,132	574.7	6,858	945	5,913	625.7

Percentage of total revenues	2.6%	0.5%			1.9%	0.4%
Net interest income relates to interest income earned in the period on cash and cash equivalents of $8.1 million during the six months ended September 30, 2022 offset by the interest arising from the loan drawdown made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on both the lease liabilities and acquisition-related compensation which expenses combined totaled $1.2 million of interest expense for the six months ended September 30, 2022. Net interest income for the six months ended September 30, 2022 increased by $5.9 million or 626% as compared to the six months ended September 30, 2021 due to an increase in interest income earned on cash and cash equivalents of $5.7 million related to higher interest rates and a decrease in interest expense of $0.2 million due primarily to the full repayment of the balance of the Acquisition Facility on July 6, 2022.
Income Taxes

	Three months ended September 30,				Six months ended September 30,

(In thousands of US dollars, except percentages)	2022	2021	Change	Change	2022	2021	Change	Change
	$	$	$	%	$	$	$	%

Income tax expense (recovery)
Current	516	95	421	443.2	780	725	55	7.6
Deferred	(2,538)	(15,072)	12,534	(83.2)	(4,891)	(17,296)	12,405	(71.7)

Total income tax recovery	(2,022)	(14,977)	12,955	(86.5)	(4,111)	(16,571)	12,460	(75.2)

Percentage of total revenues
Current	0.3%	0.1%			0.2%	0.3%
Deferred	(1.4)%	(11.3)%			(1.4)%	(6.9)%

Total	(1.1)%	(11.2)%			(1.1)%	(6.7)%
Deferred income tax recovery for the three months ended September 30, 2022 decreased by $12.5 million or 83% as compared to the three months ended September 30, 2021. The deferred income tax recovery for the three months ended September 30, 2022 relates to the amortization of acquired intangible assets and increases in loss carryforwards during the period. The deferred income tax in the three months ended September 30, 2021 was primarily due to the recognition of a deferred tax asset on loss carry-forwards. The recognition occurred to offset the net deferred tax liability of NuORDER as it joined Lightspeed's United States consolidated tax group.
Deferred income tax recovery for the six months ended September 30, 2022 decreased by $12.4 million or 72% as compared to the six months ended September 30, 2021. The deferred income tax recovery for the six months ended September 30, 2022 relates to the amortization of acquired intangible assets and increases in loss carryforwards during the period. The deferred income tax in the six months ended September 30, 2021 was primarily due to the recognition of a deferred tax asset on loss carry-forwards. The recognition occurred to offset the net deferred tax liability of NuORDER as it joined Lightspeed's United States consolidated tax group.
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Key Balance Sheet Information

(In thousands of US dollars)	September 30, 2022	March 31, 2022
	$	$

Cash and cash equivalents	862,576	953,654

Total assets	3,477,769	3,619,980

Total liabilities	173,350	220,691

Total long-term liabilities	23,476	62,839
Total Assets
September 30, 2022 Compared to March 31, 2022
Total assets decreased by $142.2 million or 4% from March 31, 2022 to September 30, 2022 with cash and cash equivalents accounting for $91.1 million of the decrease primarily due to the repayment of the balance outstanding under the Acquisition Facility and cash spent on operating activities. Goodwill decreased by $13.3 million due to exchange differences. The lease right-of-use assets and intangibles accounted for $2.6 million and $52.4 million of the decrease respectively, primarily due to the depreciation and amortization taken during the period. Other current assets accounted for $4.0 million of the decrease mainly due to the receipt of a deposit made in connection with our merchant cash advance business during the period and the amortization of D&O insurance taken during the period. The decrease in total assets was offset by an increase in trade and other receivables of $11.4 million which is primarily due to growing trade receivables and merchant cash advances in addition to higher e-business tax credit receivables. The decrease was also offset by an increase in other long term assets of $5.1 million primarily related to an increase in commission and contract assets and an investment of $1.6 million in an entity supporting local businesses, an increase in property and equipment of $2.3 million and an increase in inventory of $2.5 million.
Total Liabilities
September 30, 2022 Compared to March 31, 2022
Total liabilities decreased by $47.3 million or 21% from March 31, 2022 to September 30, 2022 driven by a decrease in current liabilities of $8.0 million and a decrease in long-term liabilities of $39.4 million. The main drivers of the decrease in current liabilities were a decrease in the deferred revenue of $2.3 million, a decrease in accrued compensation and benefits of $5.2 million and a decrease in trade payables of $2.2 million offset by the foreign exchange forward contracts currently in a liability position of $2.8 million as at September 30, 2022 compared to an asset position as at March 31, 2022. The main drivers of the decrease in long-term liabilities were the repayment of the balance outstanding under our stand-by acquisition term loan of $30.0 million, a decrease in lease liabilities of $3.7 million and a decrease of $5.2 million in deferred tax liabilities.
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Quarterly Results of Operations
The following table sets forth selected unaudited quarterly consolidated statements of loss for each of the eight quarters ended September 30, 2022 in accordance with IFRS. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022	Jun. 30, 2022	Sept. 30, 2022
	$	$	$	$	$	$	$	$

Revenues	57,611	82,395	115,920	133,218	152,676	146,558	173,882	183,699
Direct cost of revenues	24,307	38,330	58,347	68,272	73,675	76,905	96,357	102,230

Gross profit	33,304	44,065	57,573	64,946	79,001	69,653	77,525	81,469

Operating expenses
General and administrative	20,765	17,241	22,277	23,081	21,655	28,240	30,239	25,132
Research and development	16,382	17,041	22,216	30,092	32,005	36,837	35,636	36,596
Sales and marketing	28,056	33,007	42,270	51,693	55,308	67,388	68,645	64,337
Depreciation of property and equipment	758	870	869	1,020	1,315	1,789	1,221	1,188
Depreciation of right-of-use assets	956	1,221	1,625	2,008	2,078	2,032	2,047	2,063
Foreign exchange loss	778	550	249	6	327	29	443	29
Acquisition-related compensation	2,258	2,144	2,014	9,032	19,012	20,433	17,103	12,653
Amortization of intangible assets	7,960	13,359	17,013	22,797	25,851	26,151	25,876	25,684
Restructuring	—	1,760	197	—	—	606	1,207	603

Total operating expenses	77,913	87,193	108,730	139,729	157,551	183,505	182,417	168,285

Operating loss	(44,609)	(43,128)	(51,157)	(74,783)	(78,550)	(113,852)	(104,892)	(86,816)
Net interest income (expense)	(67)	147	226	719	1,029	1,014	2,007	4,851

Loss before income taxes	(44,676)	(42,981)	(50,931)	(74,064)	(77,521)	(112,838)	(102,885)	(81,965)

Income tax expense (recovery)
Current	20	48	630	95	96	282	264	516
Deferred	(2,045)	(984)	(2,224)	(15,072)	(12,125)	1,397	(2,353)	(2,538)

Total income tax expense (recovery)	(2,025)	(936)	(1,594)	(14,977)	(12,029)	1,679	(2,089)	(2,022)

Net loss	(42,651)	(42,045)	(49,337)	(59,087)	(65,492)	(114,517)	(100,796)	(79,943)

Net loss per share – basic and diluted	(0.39)	(0.34)	(0.38)	(0.43)	(0.44)	(0.77)	(0.68)	(0.53)
Revenues
Our overall revenues continue to grow as we grow our global customer base and increase solution adoption amongst existing customers. Our total quarterly revenue increased successively for all periods presented (except for the three month period ended March 31, 2022) mainly due to increases in subscription and transaction-based revenue from existing and new customers, including increased adoption of our payments solutions and other add-ons, as well as to the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. The decrease in revenues in three month period ended March 31, 2022 was primarily due to the impact of seasonality on our revenues as a result of the increased adoption of our payments solution, and transaction-based revenues comprising an increasingly larger proportion of our revenue mix. The three months ended December 31 is historically our seasonally strongest quarter due to the holiday season, while the three months ended March 31 is historically our slowest GTV quarter which caused a sequential decline in our revenues for the three months ended March 31, 2022 compared to the three months ended December 31, 2021.
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Direct Cost of Revenues
Our total direct cost of revenues increased successively for all periods presented. The aggregate increase within the periods presented was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, an increase in the number of customers on our payments solutions given the higher direct costs associated with transaction-based revenues, as well as the corresponding increase resulting from the acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. There is an increase in direct cost of revenues for the three months ended March 31, 2022 despite a decrease in revenues in the same period given that we benefited from an amendment to a revenue-sharing contract with one of our payment processing partners during the three months ended December 31, 2021, which led to approximately $5.5 million of transaction-based revenue being recognized during that period with no corresponding direct costs of revenues.
Gross Profit
Our total quarterly gross profit increased successively for all periods presented except for the three month period ended March 31, 2022 due to the decrease in transaction-based revenue and the increase in the cost of revenue discussed above, as well as to the impact of seasonality. Our gross profit has declined as a percentage of revenue due to the success of our payments solutions as customers using these solutions carry higher direct costs compared to our subscription business. We expect this trend to continue in future periods.
Operating Expenses
Total operating expenses increased successively for all periods presented (except for the three months ended June 30, 2022 and September 30, 2022) primarily due to higher sales and marketing and other costs to support a larger customer base, including those from our acquisitions of ShopKeep, Upserve, Vend, NuORDER and Ecwid. The decrease in operating expenses in the three months ended June 30, 2022 was mainly due to a decrease in acquisition-related compensation while the decrease in operating expenses in the three months ended September 30, 2022 was mainly due to a decrease in general and administrative expenses related to lower share-based compensation, salary costs and litigation costs, a decrease in sales and marketing expenses related to lower share-based compensation and the costs related to the customer and partner summit incurred during the three months ended June 30, 2022, and a decrease in acquisition-related compensation.
See "Results of Operations" in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.
Liquidity and Capital Resources
Overview
The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.
Credit Facility
We had credit facilities with the Canadian Imperial Bank of Commerce ("CIBC"), which included a $25 million demand revolving operating credit facility (the "Revolver") and a $50 million stand-by acquisition term loan, $20 million of which was uncommitted (the "Acquisition Facility", and together with the Revolver, the "Credit Facilities"). The Acquisition Facility was drawn for $30 million in January 2020 for the acquisition of Lightspeed POS Germany GmbH (formerly Gastrofix GmbH) and was set to mature 60 months thereafter. On July 6, 2022, we repaid in full the balance outstanding under the Acquisition Facility, including all accrued and unpaid interest, and the Acquisition Facility was terminated. Prior to the repayment, excluding unamortized financing costs, the balance drawn on the Acquisition Facility was $30 million.
The Revolver is subject to certain general and financial covenants, including the delivery of audited annual consolidated financial statements to the holders. The Revolver is secured by all material assets of the Company. We were in compliance with covenants as at September 30, 2022.
On October 28, 2022, we amended the Revolver to, among other things, reduce the size of the Revolver to $5 million and facilitate greater operating flexibility (the "Amended Revolver"). The Amended Revolver will be available for letters of credit or
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letters of guarantee for general corporate and working capital purposes. The Amended Revolver is subject to certain general covenants, including making available audited annual consolidated financial statements, and is secured by the material assets of the Company.
Working Capital
Our primary source of cash flow has been from raising capital totaling $2,193 million since the fiscal year ended March 31, 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at September 30, 2022 was $811.4 million. Given our existing cash, the Amended Revolver and available financing, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives.
Base Shelf Prospectus
In May 2021, due to the depleted amount available under our prior short form base shelf prospectus, we filed a new short form base shelf prospectus (the “Base Prospectus”) with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission (the “Registration Statement”). The Base Prospectus and the Registration Statement allows Lightspeed and certain of its security holders to offer up to C$4 billion of Subordinate Voting Shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the Base Prospectus is effective.
Cash Flows
The following table presents cash and cash equivalents as at September 30, 2022 and 2021, and cash flows from or used in operating, investing, and financing activities for three and six months ended September 30, 2022 and 2021:

	Three months ended September 30,		Six months ended September 30,

(In thousands of US dollars)	2022	2021	2022	2021
	$	$	$	$

Cash and cash equivalents	862,576	1,180,174	862,576	1,180,174

Cash flows from (used in):
Operating activities	(23,859)	(13,030)	(57,273)	(27,640)
Investing activities	1,853	(207,749)	(339)	(399,474)
Financing activities	(28,829)	798,077	(30,639)	800,842
Effect of foreign exchange on cash and cash equivalents	(1,378)	(842)	(2,827)	(704)

Net increase (decrease) in cash and cash equivalents	(52,213)	576,456	(91,078)	373,024
Cash Flows used in Operating Activities
Cash flows used in operating activities for the three months ended September 30, 2022 were $23.9 million compared to $13.0 million for the three months ended September 30, 2021. For the three months ended September 30, 2022, Adjusted Cash Flows Used in Operating Activities3 were $22.8 million compared to Adjusted Cash Flows Used in Operating Activities3 of $7.3 million for the three months ended September 30, 2021. This $15.6 million increase is primarily due to working capital movements including $2.2 million of additional merchant cash advances made, a decrease in deferred revenue of $4.0 million, additional investments in inventory of $1.9 million, and timing differences related to current receivables and payables.
Cash flows used in operating activities for the six months ended September 30, 2022 were $57.3 million compared to $27.6 million for the six months ended September 30, 2021. For the six months ended September 30, 2022, Adjusted Cash Flows Used in Operating Activities3 were $49.0 million compared to Adjusted Cash Flows Used in Operating Activities3 of $14.0 million for the six months ended September 30, 2021. This $35.0 million increase is primarily due to working capital movements including $4.0 million of additional merchant cash advances made, a decrease in deferred revenue of $4.6 million, additional investments in
3Refer to the section entitled "Non-IFRS Measures and Ratios and Reconciliation of Non-IFRS Measures and Ratios".
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inventory of $1.1 million, payments of annual commissions and bonuses earned due to our increased headcount, cash used in operating activities related to our acquisitions of NuORDER and Ecwid and timing differences related to current receivables and payables, partially offset by an inflow from the return of a deposit made in the fiscal year ended March 31, 2022 in connection with our merchant cash advance program.
Cash Flows from (used in) Investing Activities
Cash flows from investing activities for the three months ended September 30, 2022 were $1.9 million compared to cash flows used in investing activities of $207.7 million for the three months ended September 30, 2021. The movement in cash flows relating to investing activities was primarily due to the cash paid for the acquisition of NuORDER in July 2021 offset by an increase of $3.8 million in interest income received.
Cash flows used in investing activities for the six months ended September 30, 2022 were $0.3 million compared to $399.5 million for the six months ended September 30, 2021. The decrease in cash used in investing activities was primarily due to the cash paid for the acquisition of Vend in April 2021 and NuORDER in July 2021.
Cash Flows from (used in) Financing Activities
Cash flows used in financing activities for the three months ended September 30, 2022 were $28.8 million compared to cash flows from financing activities of $798.1 million in the three months ended September 30, 2021. The movement in cash flows relating to financing activities was mainly due to having raised $790.4 million in funds in our August 2021 public offering, net of share issuance costs, the repayment of the $30.0 million balance outstanding under the Acquisition Facility during the quarter and a decrease of $5.8 million in proceeds from the exercise of stock options under our equity incentive plans.
Cash flows used in financing activities for the six months ended September 30, 2022 were $30.6 million compared to cash flows from financing activities of $800.8 million in the six months ended September 30, 2021. The movement in cash flows relating to financing activities was mainly due to having raised $790.4 million in funds in our August 2021 public offering, net of share issuance costs, the repayment of the $30.0 million balance outstanding under the Acquisition Facility in July 2022 and a decrease of $10.8 million in proceeds from the exercise of stock options under our equity incentive plans.
We believe that our current cash balance, available financing, cash flows from operations and credit available under the Amended Revolver are adequate for the Company’s future operating cash needs.
Contractual Obligations
During the six months ended September 30, 2022, our commitments increased from those disclosed in our audited annual consolidated financial statements for the fiscal year ended March 31, 2022. We renegotiated certain contracts with service providers which include additional commitments of $18.9 million over the next four fiscal years.
Off-Balance Sheet Arrangements
We have no material off-balance sheet arrangements, other than low value and short-term leases, and other purchase obligations. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions
We have no material related party transactions, other than those noted in our unaudited condensed interim consolidated financial statements.
Financial Instruments and Other Instruments
Credit and Concentration Risk
Generally, the carrying amount of our financial assets in our consolidated balance sheet exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.
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Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions. We do not hold any collateral as security.
Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure our loss allowance is established and maintained at an appropriate amount.
We maintain a loss allowance for a portion of trade receivables when collection becomes doubtful on the basis described in note 3 of our audited annual consolidated financial statements. Our allowance for expected credit losses ("ECL") includes forward-looking factors specific to the debtors and the economic environment.
Liquidity Risk
We are exposed to the risk of being unable to honor our financial commitments by the deadlines set, under the terms of such commitments and at a reasonable price. We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. We have $862.6 million of cash and cash equivalents as well as $25.0 million available under the Revolver as at September 30, 2022. This demonstrates our liquidity and our ability to cover upcoming financial liabilities. On October 28, 2022, we amended the Revolver to, among other things, reduce the size of the Revolver to $5 million and facilitate greater operating flexibility.
Foreign Exchange Risk
We are exposed to foreign exchange risk due to financial instruments denominated in foreign currencies. The main currencies which expose us to foreign exchange risk due to financial instruments denominated in foreign currencies are the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the New Zealand dollar. We have a policy to mitigate our exposure to foreign currency exchange risk by entering into derivative instruments. We have entered into multiple foreign exchange forward contracts, none of which are for greater than a one-year term. Our currency pair used for cash flow hedges is U.S. dollar / Canadian dollar. We do not use derivative instruments for speculative purposes. The notional principal of our foreign exchange contracts was approximately $54.6 million CAD as at September 30, 2022 (March 31, 2022 - $26.0 million CAD).
Interest Rate Risk
Interest rate risk is the risk that changes in interest rates will negatively impact earnings and cash flows. Certain of our cash earns interest. Our trade and other receivables, accounts payable and accrued liabilities, and lease liabilities do not bear interest. We are not exposed to material interest rate risk.
Share Price Risk
Accrued payroll taxes on share-based compensation (social costs) are payroll taxes associated with share-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on inputs including, but not limited to, the number of stock options and share awards outstanding, the vesting of the stock options and share awards, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrual for social costs, and a decrease in share price will result in a decrease in the accrual for social costs, all other things being equal, including the number of vested stock options and exercise price remaining constant.
Inflation Risk
We are subject to inflation risk that could have a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations. If inflation continues to increase, it will likely affect our expenses, including, but not limited to, increased costs to offer our solutions and employee compensation expenses. Furthermore, our customers are also subject to risks associated with inflationary pressures that have and may continue to impact their business and financial condition. Such risks include reduced consumer spending and credit or debit card usage, which would adversely affect our financial performance by reducing the number or average purchase amount of transactions processed using our payments solutions.
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Critical Accounting Policies and Estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Key estimates and assumptions are outlined below. Management has determined that we operate in a single operating and reportable segment.
COVID-19 Pandemic
Concerns related to the spread of COVID-19 and variants of the COVID-19 virus and the related containment measures intended to mitigate its impact have created substantial disruption in the global economy. The uncertainties around the COVID-19 pandemic, continuing resurgences of COVID-19 and variants of the COVID-19 virus, and related restrictions to contain its spread required the use of judgments and estimates which resulted in no material accounting impacts for the six months ended September 30, 2022.
Revenue Recognition
The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of the appropriate revenue recognition method for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. We follow the guidance provided in IFRS 15 – Appendix B, Principal versus Agent Considerations for determining whether revenue should be recognized based on the gross amount of consideration paid by the customer or the net amount of consideration retained by us. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement.
Impairment of Non-financial Assets
Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which management has based its determination of fair value less costs of disposal include an estimated discount rate, terminal value multiple, and estimated revenue growth rates. These estimates, including the methodology used, the assessment of cash-generating units and how goodwill is allocated, can have a material impact on the respective values and ultimately the amount of any goodwill impairment. Whenever property and equipment, lease right-of-use assets, and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.
The Company completed an impairment test of goodwill as at September 30, 2022 using a fair value less costs of disposal model which demonstrated no impairment of goodwill as at September 30, 2022. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.
Business Combinations
We follow the acquisition method to account for business combinations. The acquisition method of accounting requires that assets acquired and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Such valuations require management to make significant estimates, assumptions, and judgments, especially with respect to intangible assets and contingent consideration. For intangible assets, we develop the fair value by using appropriate valuation techniques which are generally based on a forecast of the total expected future net discounted cash flows, and key assumptions generally consist of the future performance of the related assets, the discount rate, the attrition rate, the royalty rates, and the payments attach rate. Contingent consideration is measured at fair value using a discounted cash flow model.
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Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.
Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.
Share-Based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.
New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the IASB or other standards-setting bodies, and are adopted as of the specified effective date. No new accounting pronouncements are expected to materially impact Lightspeed as at September 30, 2022.
Outstanding Share Information
Lightspeed is a publicly traded company listed under the symbol "LSPD" on both the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE"). Our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares and (ii) an unlimited number of preferred shares, issuable in series, of which 150,374,375 Subordinate Voting Shares and no preferred shares were issued and outstanding as of November 1, 2022.
As of November 1, 2022, there were 590,410 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan, as amended (of which 533,502 were vested as of such date), 10,063,179 options outstanding under the Company’s Third Amended and Restated Omnibus Incentive Plan, as amended (the "Omnibus Plan") (of which 2,543,803 were vested as of such date) and 150,000 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company ("Inducement Grants") (of which 111,111 were vested as of such date). Each such option is or will become exercisable for one Subordinate Voting Share.
As of November 1, 2022, there were 346,649 options outstanding under the ShopKeep Inc. Amended and Restated 2011 Stock Option and Grant Plan (of which 241,840 were vested as of such date), which plan the Company assumed on closing of its acquisition of ShopKeep on November 25, 2020. Each option is or will become exercisable for one Subordinate Voting Share.
As of November 1, 2022, there were 57,578 DSUs outstanding under the Company’s Omnibus Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Omnibus Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of November 1, 2022, there were 4,517,894 RSUs outstanding under the Company’s Omnibus Plan (of which 614,242 were vested as of such date) and 273 RSUs outstanding which were Inducement Grants (of which 273 were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
As of November 1, 2022, there were 619,640 PSUs outstanding under the Company’s Omnibus Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.
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Disclosure Controls and Procedures and Internal Control Over Financial Reporting
Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at September 30, 2022 were effective.
Internal Controls over Financial Reporting
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework that the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.
The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.
Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on Scope of Design
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Ecwid, which was acquired on October 1, 2021.
Ecwid's contribution to our Consolidated Statements of Loss and Comprehensive Loss for the six months ended September 30, 2022 was less than 5% of total revenues and less than 5% of total net loss, excluding the amortization of intangible assets. Additionally, as at September 30, 2022, Ecwid's current assets were below 5% of consolidated current assets and current liabilities were below 10% of consolidated current liabilities, and its non-current assets and non-current liabilities were below 5% of consolidated non-current assets and non-current liabilities, respectively.
The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition for Ecwid are described in note 5 of the audited annual consolidated financial statements for the years ended March 31, 2022 and 2021.
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